Exhibit 99.1

Sundial Reports First Quarter 2020 Financial Results

CALGARY, May 15, 2020 /CNW/ - Sundial Growers Inc. (Nasdaq: SNDL) ("Sundial" or the "Company") reported its financial and operational results for first quarter 2020 ended March 31, 2020.

First quarter 2020 financial and operational highlights

  Strategic shift away from "Heal, Help and Play" strategy to concentrate on Canadian recreational cannabis with a focus on inhalable products.
  Continued progress made on business optimization initiatives with annualized net cost reductions of approximately $28 million in 2020.
  Net revenue of $23 million, an increase of 7% over the prior quarter.
  Net cannabis revenue of $16.5 million, excluding provisions of $2.5 million, an 18% increase over the prior quarter
  Branded net cannabis sales increased to 54% of total net cannabis sales in the first quarter of 2020 vs. 33% in the fourth quarter of 2019.
  Overcame significant processing challenges and improved supply chain capabilities during the quarter; recently, 'On Time In Full' (OTIF) metrics have surpassed 90%.
  Inventory write-down of $14.4 million, on dried cannabis and cannabis extracts, primarily driven by product price compression due to broader trends of oversupply in the Canadian market.
  Since January 2020, the Company has reduced its workforce by 51% to optimize its cost structure to align with market conditions. Sundial currently has 420 employees.

"We have made significant progress in improving our cost structure and liquidity in the past few months," said Zach George, Chief Executive Officer of Sundial. "The agility of our "craft-at-scale" cultivation strategy also became evident as we quickly aligned our operations with market conditions, by temporarily curtailing cultivation activities to adapt to current demand levels.  We are pleased to have made progress towards the sale of Bridge Farm and the subsequent restructuring of our secured debt. These steps are critical in order to improve Sundial's financial health."

"The COVID-19 pandemic has brought many challenges over the past few months and our team has shown outstanding commitment and courage, working tirelessly despite these new demands," added George. "We truly appreciate their efforts and their health and safety continues to be a priority for Sundial. As we move forward, we remain focused on achieving sustainable profitability and will continue to pursue opportunities to drive improved efficiency."

FINANCIAL AND OPERATING HIGHLIGHTS

	Three months ended March 31	Three months ended December 31	Three months ended March 31
($000s, except as indicated)	2020	2019	2019
Financial
Gross revenue	25,621	23,069	1,691
Net revenue	23,037	21,550	1,499
Gross margin before fair value adjustments	(5,167)	1,437	721
Loss from operations	(36,787)	(124,978)	(17,526)
Net loss	(43,983)	(145,086)	(16,702)
Per share, basic and diluted	$(0.41)	$(1.36)	$(0.24)
Adjusted EBITDA (1)	(13,867)	(19,733)	(5,524)

Cash Flows
Cash flow used in operations	(13,595)	(55,881)	(18,802)
Cash flow used in investing	(11,402)	(32,471)	(22,147)
Cash flow (used in) from financing	(89)	(8,567)	39,833

Balance Sheet
Cash and cash equivalents	21,157	45,337	13,005
Biological assets	13,808	14,309	6,222
Inventory	67,588	59,942	5,049
Property, plant and equipment	278,891	281,984	118,960
Total assets	479,391	510,036	172,900

Operational - Cannabis
Kilograms harvested	10,254	10,897	1,896
Kilogram equivalents sold	4,437	4,285	323
Average gross selling price per gram (2)
Branded flower	$4.76	$6.15	$6.59
Unbranded flower	$2.74	$3.15	$4.50
Average net selling price per gram (3)
Branded flower	$3.40	$4.54	$4.89
Unbranded flower	$2.74	$3.15	$4.50

Financial - Cannabis
Gross revenue	16,590	16,262	1,691
Net revenue	14,006	14,743	1,499
Sales to provincial boards	10,200	6,327	745
Sales of medical cannabis	16	9	1
Sales to licensed producers	6,374	9,926	945
Gross margin before fair value adjustments	(7,216)	(516)	721

(1) These are non-IFRS measures. Please refer to the "Non-IFRS Measures" sections below.
(2) Gross selling price per gram net of marketing fees, salvage fees and early payment discounts with respect to sales under Sundial's supply agreements.
(3) Average net selling price per gram net of excise tax.

Operational Highlights:

  Average gross selling price per gram of branded flower of $4.76 per gram in the first quarter of 2020 compared to $6.15 per gram in the prior quarter. The average gross selling price per gram difference was due to price discounts and return provisions. Average gross selling prices for unbranded flower in the first quarter was $2.74 per gram down from $3.15 per gram in the previous quarter due to competitive pressures in wholesale market as a result of industry-wide increased inventory levels.
  The Company's focus remains on delivering industry-leading, best-in-class products with a focus on inhalable products, including flower, pre-rolls and vape cartridges. Gross revenue from vape cartridge sales were $4.4 million in Q1 representing 26% of the cannabis sales mix and an increase of $3.9 million over Q4 2019. Sundial continues to build strong consumer adoption with its vape portfolio with several new launches in Q1 2020 and a strong innovation pipeline planned for the balance of year.
  The Company harvested 10,254 kilograms of cannabis in the first quarter of 2020 which was about flat compared to the kilograms of cannabis for the three months ended December 31, 2019.
  The Company has seen continued commercial success in April 2020 with more than $9 million in net branded sales to provincial boards, which can be attributed to its strong recreational launch in the Province of Quebec, supply chain optimizations and continued market share penetration within the inhalable products segment nationally.
  Cost of sales per gram sold for the three months ended March 31, 2020 were $3.04 compared to $2.41 for the three months ended March 31, 2019. The increase of $0.63 was due to lower production cost of bulk flower, offset by an increase in production cost of vape products.
  Net loss from cannabis operations for the three months ended March 31, 2020 was $36.4 million compared to a net loss of $16.7 million for three months ended March 31, 2019. The increased loss of $19.7 million was primarily due to non-recurring inventory valuation provisions ($14.4 million), restructuring costs ($2.7 million) and asset impairment ($5.7 million), partially offset by increases in revenue, foreign exchange gain and lower share-based compensation expense.
  Adjusted EBITDA from cannabis operations was a loss of $11.3 million for the three months ended March 31, 2020 compared to a loss of $5.5 million for the three months ended March 31, 2019. The increase loss was due to the following:
    Increase in cost of sales due to an increase in kilogram equivalents sold
    Increase in general and administrative expenses due to increases in salary and wages, office and general and professional fees
    Increase in sales and marketing expense due to general marketing expenses
  In addition, the loss was partially offset by the following:
    Increase in gross revenue due to the Company expanding its provincial distribution network and launching additional brands and product formats

Refinancing Initiatives

On May 14, 2020, the Company obtained amended and restated waivers and agreements from its senior lenders for all events of default and cross default. Under the terms of the waivers and agreements, the Company agreed that on or before June 1, 2020 it will (i) execute an amended and restated credit agreement under its Syndicated Facility, (ii) execute a refinancing transaction under its Term Debt Facility, (iii) execute an intercreditor agreement, and (iv) close the sale of Bridge Farm. Failure to execute any of these transactions will constitute an event of default.

These requirements, combined with the accumulated losses to date, indicate the existence of a material uncertainty that casts substantial doubt on the Company's ability to continue as a going concern. The Company continues to be in active dialogue with its lenders to finalize these amendments to its loan agreements. Any failure or delay in completing these amendments would have a significant negative impact on the Company's liquidity and further impact the Company's ability to operate as a going concern. In such a case, the Company would look to alternative sources of financing, delay capital expenditures and/or evaluate potential asset sales, and potentially could be forced to curtail or cease operations or seek relief under the applicable bankruptcy or insolvency laws

Sundial Receives Nasdaq Letter Regarding Non-Compliance with Minimum Bid Price Requirement

Sundial was notified on May 12, 2020 by the Listing Qualifications Department of The Nasdaq Stock Market ("Nasdaq") that the closing bid price of the Company's common stock for the last 30 consecutive business days from March 30, 2020 to May 11, 2020 did not meet the minimum bid price of $1.00 per share (the "Minimum Bid Requirement").  The notice has no immediate effect on the trading of the Company's common shares on Nasdaq and the Company has until December 28, 2020 to regain compliance with the Minimum Bid Requirement.

Sundial will actively monitor its closing bid price during the compliance period and intends to take appropriate measures to remedy the deficiency and regain compliance with the Minimum Bid Requirement.

COVID-19 Update

The Company is monitoring daily developments in the COVID-19 pandemic and actions taken by the government authorities. In accordance with the guidance of provincial and federal health officials to limit the risk and transmission of COVID-19, Sundial has implemented mandatory self-quarantine policies, travel restrictions, enhanced cleaning and sanitation processes and frequency, and social distancing measures. Sundial believes that it can maintain safe operations with these pandemic-related procedures and protocols in place. Sundial did not experience a material impact to sales in the first quarter from COVID-19.

Non-IFRS Measures
Certain financial measures in this news release, including adjusted EBITDA, working capital and gross margin before fair value adjustments are non-IFRS measures. These terms are not defined by IFRS and, therefore, may not be comparable to similar measures provided by other companies. These non-IFRS financial measures should not be considered in isolation or as an alternative for measures of performance prepared in accordance with IFRS.

Adjusted EBITDA
Adjusted EBITDA is a non-IFRS measure which the Company uses to evaluate its operating performance. Adjusted EBITDA provides information to investors, analysts and others to aid in understanding and evaluating the Company's operating results in a similar manner as its management team. Adjusted EBITDA is defined as net income (loss) before finance costs, depreciation and amortization, accretion expense, income tax recovery and excluding change in fair value of biological assets, change in fair value realized through inventory, unrealized foreign exchange gains or losses, share-based compensation expense, asset impairment, gain or loss on disposal of property, plant and equipment and certain one-time non-operating expenses, as determined by management.

Adjusted EBITDA table

	Three months ended March 31, 2020
($000s)	Cannabis	Ornamental Flowers	Corporate	Consolidated
Net loss	(36,362)	(5,593)	(2,028)	(43,983)
Adjustments
Finance costs	5,982	192	—	6,174
Depreciation and amortization	657	1,590	—	2,247
Income tax recovery	—	(230)	—	(230)
Change in fair value of biological assets	(6,415)	(668)	—	(7,083)
Change in fair value realized through inventory	9,692	—	—	9,692
Unrealized foreign exchange (gain) loss	(1,769)	1,724	—	(45)
Share-based compensation	681	—	555	1,236
Asset impairment	5,659	—	—	5,659
Loss on disposition of PP&E	(610)	—	—	(610)
Cost of sales non-cash component (1)	780	—	—	780
Loss on contingent consideration	—	761	—	761
Inventory and obsolescence provision	7,715	—	—	7,715
Restructuring costs	2,719	—	—	2,719
Transaction costs (2)	—	—	1,101	1,101
Adjusted EBITDA	(11,271)	(2,224)	(372)	(13,867)

(1)	Cost of sales non-cash component is comprised of depreciation expense.
(2)	Transaction costs are non-recurring costs related to the IPO and the acquisition of Bridge Farm.

	Three months ended March 31, 2019
($000s)	Cannabis	Ornamental Flowers	Corporate	Consolidated
Net loss	(16,702)	—	—	(16,702)
Adjustments
Finance costs	2,785	—	—	2,785
Depreciation and amortization	120	—	—	120
Income tax recovery	(3,609)	—	—	(3,609)
Change in fair value of biological assets	(692)	—	—	(692)
Change in fair value realized through inventory	(80)	—	—	(80)
Unrealized foreign exchange (gain) loss	(133)	—	—	(133)
Share-based compensation	12,625	—	—	12,625
Asset impairment	162	—	—	162
Adjusted EBITDA	(5,524)	—	—	(5,524)

CONFERENCE CALL

Sundial will host a conference call and webcast at 10:30 a.m. EDT (8:30 a.m. MDT) on Friday, May 15, 2020.

CONFERENCE CALL ACCESS
Callers may access the conference call via the following phone numbers:
Canada/USA Toll Free: 1-800-319-4610
International Toll: +1-604-638-5340
UK Toll Free: 0808-101-2791
Callers should dial in 5-10 minutes prior to the scheduled start time.

WEBCAST
To access the live conference call webcast, please visit the following link:
http://services.choruscall.ca/links/sundialgrowers20200515.html
A replay will be available for three months following the conference call.

CONFERENCE CALL REPLAY
Canada/USA Toll Free: 1-800-319-6413
International Toll: +1-604-638-9010
Replay Access Code: 4538

About Sundial Growers Inc.

Sundial is a public company with Common Shares traded on Nasdaq under the symbol "SNDL". Sundial is a licensed producer that crafts cannabis using state-of-the-art indoor facilities. Our 'craft-at-scale' modular growing approach, award-winning genetics and experienced master growers set us apart.

Our Canadian operations cultivate small-batch cannabis using an individualized "room" approach, with 470,000 square feet of total space.

Sundial's brand portfolio includes Top Leaf, Sundial Cannabis, Palmetto and Grasslands. Our consumer-packaged goods experience enables us to not just grow quality cannabis, but also to create exceptional consumer and customer experiences.

We are proudly Albertan, headquartered in Calgary, AB, with operations in Olds, AB, and Rocky View County, AB.

Forward-Looking Information Cautionary Statement
This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"), including, but not limited to, statements regarding the Company's cost-cutting initiatives, the cost savings expected to be achieved, the Company's ability to obtain new financing and covenant relief, operational goals, demand for the Company's products, the Company's ability to achieve profitability, the Company's ability to consummate the Bridge Farm transaction, the ability to receive waivers from its lenders with respect to defaults under its credit facilities, the development of the legal cannabis market, future financings and the maintenance of production levels. In particular, any failure or delay in obtaining new financing and covenant relief would have a material adverse effect on our liquidity and impair our ability to operate as a going concern.  In such a case, the Company would look to delay investments or capital expenditures and evaluate potential asset sales, but it could be forced to curtail operations or seek relief under bankruptcy or insolvency laws.  In addition, depending on the development of the cannabis market and the Company's ability to capture any growth opportunities, future liquidity issues may continue to arise, which could have a material adverse effect on our business, results of operations and financial condition. Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "likely", "outlook", "forecast", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Please see "Item 3D Risk Factors" in the Company's Annual Report on Form 20-F, which was filed with the Securities and Exchange Commission on March 30, 2020, for a discussion of the material risk factors that could cause actual results to differ materially from the forward-looking information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

View original content to download multimedia:http://www.prnewswire.com/news-releases/sundial-reports-first-quarter-2020-financial-results-301060084.html

SOURCE Sundial Growers Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/May2020/15/c8713.html

%CIK: 0001766600

For further information: Media Contact: Sophie Pilon, Corporate Communications Manager, Sundial Growers Inc., O: 1.587.327.2017, C: 1.403.815.7340, E: spilon@sundialgrowers.com

CO: Sundial Growers Inc.

CNW 09:15e 15-MAY-20